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SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For August 22, 2005

Commission file number:   000-50376

                                                Northern Canadian Minerals Inc.

 (Translation of registrant’s name into English)

                                        1304 – 925 West Georgia St., Vancouver, B.C.   V6C 3L2

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F     X

Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T rule 101(b)(1):  Yes

No     X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T rule 101(b)(7):  Yes

 No     X

Indicate by check mark whether the registrant by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.     Yes           No     X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b):

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Northern Canadian Minerals Inc.

(Registrant)

“Peeyush Varshney”

Date:   August 22, 2005

____________________________________

Peeyush Varshney, CFO & Corporate Secretary

Interim Financial Statements of

NORTHERN CANADIAN MINERALS INC.

(Formerly American Nevada Gold Corp.)

For the six months ended June 30, 2005 and 2004

(Unaudited - Prepared by Management)

NORTHERN CANADIAN MINERALS INC.

NOTICE OF NO AUDITOR REVIEW OF INTERIM FINANCIAL STATEMENTS

Under National Instrument 51-102, Part 4, subsection 4.3(3)(a), if an auditor has not performed a review of the interim financial statements, they must be accompanied by a notice indicating that the financial statements have not been reviewed by an auditor.

The accompanying unaudited interim financial statements of the Company have been prepared by management and approved by the Audit Committee and Board of Directors of the Company.

The Company's independent auditors have not performed a review of these financial statements in accordance with the standards established by the Canadian Institute of Chartered Accountants for a review of interim financial statements by an entity's auditors.

August 22, 2005

NORTHERN CANADIAN MINERALS INC.

(Formerly American Nevada Gold Corp.)

(An Exploration Stage Company)

Balance Sheets

June 30, 2005 and December 31, 2004

(Unaudited - prepared by management)

	June 30, 2005	December 31, 2004

Assets

Current:
Cash	$ 110,512	$ 200,301
Goods and services tax recoverable	5,055	3,583
Prepaid expenses	3,034	614

	118,601	204,498

Equipment and leasehold improvements (note 3)	7,706	4,142

Interest in unproven mineral properties (note 4)	461,588	388,200
	$ 587,895	$ 596,840
		$

Liabilities

Current:
Accounts payable and accrued liabilities	36,517	9,630

Shareholders' Equity

Share capital (note 5)	3,557,335	3,481,668
Contributed surplus (note 5(f))	108,710	98,895
Deficit	(3,114,667)	(2,993,353)
	551,378	587,210
	$ 587,895	$ 596,840

Nature of operations (note 1)

See accompanying notes to financial statements.

NORTHERN CANADIAN MINERALS INC.

(Formerly American Nevada Gold Corp.)

(An Exploration Stage Company)

Statements of Operations and Deficit

For the six months ended June 30, 2005 and 2004

(Unaudited - prepared by management)

	Three months ended		Six months ended
	June 30,		June 30,
	2004			2004

Revenues:
Interest	$ 289	$ 1	$ 608	$ 31

Expenses:
Advertising, travel and promotion	25,452	167	26,833	792
Amortization	424	190	730	269
Bank charges and interest	157	67	305	165
Management fees	15,000	15,000	30,000	30,000
Office, rent and administration	12,616	9,357	24,042	19,275
Professional fees	4,344	595	4,344	595
Regulatory and transfer agent	6,324	5,319	10,049	9,033
Stock-based compensation (note 5)	3,894	-	9,815	2,632
Wages and benefits	1,782	2,246	15,804	6,411
	69,993	32,941	121,922	69,172
Loss for the period	69,704	32,940	121,314	69,141
Deficit, beginning of period, as previously reported	3,044,963	2,802,289	2,993,353	2,720,680
Adjustment to reflect change in accounting for employee stock options (note 2(h))	-	-	-	45,408
Deficit, beginning of period	3,044,963	2,802,289	2,993,353	2,766,088

Deficit, end of period	3,114,667	$ 2,835,229	$ 3,114,667	$ 2,835,229

Loss per share	$ 0.01	$ 0.00	$ 0.02	$ 0.00
Weighted average number of common shares	7,513,220	23,812,916	7,388,594	23,812,916

See accompanying notes to financial statements.

NORTHERN CANADIAN MINERALS INC.

(Formerly American Nevada Gold Corp.)

(An Exploration Stage Company)

Statements of Cash Flows

For the six months ended June 30, 2005 and 2004

(Unaudited - prepared by management)

	Three months ended		Six months ended
	June 30,		June 30,
	2005	2004	2005	2004

Cash provided by (used in):

Operations:
Loss for the period	$ (69,704)	$ (32,940)	$ (121,314)	$ (69,141)
Items not involving cash
Amortization	424	190	730	269
Stock-based compensation	3,894	-	9,815	2,632
Change in non-cash operating working capital:
Goods and services taxes recoverable	(2,368)	(1,275)	(1,472)	(1,348)
Prepaid expenses	3,225	1,555	(2,420)	71
Due from related parties	-	-	-	10,170
Accounts payable and accrued liabilities	10,710	(512)	26,887	(26,559)
	(53,819)	(32,982)	(87,774)	(83,906)

Investing:
Interest in unproven mineral properties	(60,638)	-	(73,388)	-
Purchase of equipment and leasehold improvements	(4,294)	-	(4,294)	-
	(64,932)	-	(77,682)	-

Financing:
Shares issued on exercise of warrants	75,667	-	75,667	-
Due to/from related parties	-	30,637	-	52,222
	75,667	30,637	75,667	52,222
Decrease in cash	(43,084)	(2,345)	(89,789)	(31,684)
Cash, beginning of period	153,596	3,245	200,301	32,584
Cash, end of period	$ 110,512	$ 900	$ 110,512	$ 900

See accompanying notes to financial statements.

NORTHERN CANADIAN MINERALS INC.

(Formerly American Nevada Gold Corp.)

(An Exploration Stage Company)

Notes to Financial Statements, page 1

For the six months ended June 30, 2005 and 2004

(Unaudited - Prepared by Management)

1.

Nature of operations

During the year ended December 31, 2004, the Company changed its name from American Nevada Gold Corp. to Northern Canadian Minerals Inc. and consolidated its share capital on the basis of five old shares to one new share.

The Company's principal business activities are the exploration and development of precious and base mineral resource properties. These financial statements have been prepared on the going-concern basis under which an entity is considered to be able to realize its assets and satisfy its liabilities in the normal course of business. Operations to date have been primarily financed by equity and debt financing transactions. The Company's future operations are dependent upon the Company's ability to obtain adequate financing from lenders, shareholders and other investors, and to generate future profitable operations. The financial statements do not include any adjustments relating to the recoverability of assets and classification of assets and liabilities that might be necessary should the Company be unable to continue as a going concern.

The Company is in the process of exploring its option to earn an interest in unproven mineral properties and has not yet determined whether these properties contain mineral deposits that are economically recoverable. The continued operations of the Company and the recoverability of the amounts shown as option to earn an interest in unproven mineral properties is dependent upon the existence of economically recoverable reserves, securing and maintaining title and beneficial interest in the properties, obtaining necessary financing to explore and develop the properties, and upon future profitable production or proceeds from disposition of the mineral properties.

2.

Significant accounting policies

These financial statements have been prepared in accordance with generally accepted accounting principles in Canada.

(a)

Use of estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant areas requiring the use of management estimates relate to the determination of impairment to equipment and unproven mineral property interests, useful lives for amortization, determination of fair value for stock based transactions, and allocations of exploration and related overhead costs to specific property interests.   Where estimates have been used financial results as determined by actual events could differ from those estimates.

NORTHERN CANADIAN MINERALS INC.

(Formerly American Nevada Gold Corp.)

(An Exploration Stage Company)

Notes to Financial Statements, page 2

For the six months ended June 30, 2005 and 2004

(Unaudited - Prepared by Management)

2.

Significant accounting policies (continued)

(b)

Fair value of financial instruments

The carrying amounts of cash, goods and services tax recoverable, and accounts payable and accrued liabilities approximate their fair value due to the short-term maturity of these instruments.

Net smelter royalties are derivative instruments, the fair value of which are undeterminable until proven resource reserves have been established.

 (c)

Foreign currency

The functional currency of the Company is Canadian dollars. Monetary assets and liabilities owing in a foreign currency are translated into Canadian dollar equivalents at the exchange rate in effect at the balance sheet date. Non-monetary assets and liabilities are translated at the exchange rates in effect at the transaction date.  Revenues and expenses are translated at rates approximating exchange rates in effect at the time of the transactions.  Exchange gains or losses arising on translation are included in operations for the period.

 (d)

Equipment and leasehold improvements

Equipment is recorded at cost. The Company amortizes its computers over their estimated useful lives using the declining balance method as follows:

Computers

30% per annum

Furniture

20% per annum

Leasehold improvements

            term of lease

In the year of acquisition, only one-half of the normal amortization is recorded.

The carrying value of equipment is reviewed for impairment whenever events or changes in circumstances indicate the recoverable value may be less than the carrying amount.  Recoverable value is determined by management based on estimates of undiscounted future net cash flows expected to be recovered from specific assets or groups of assets through use or future disposition.  Impairment charges when indicated are recorded in the reporting period in which determination of impairment is made by management.

(e)

Interest in unproven mineral properties

Acquisition costs and related exploration and development expenditures are deferred until the property is placed into production, sold or abandoned.  These costs will be amortized over the estimated life of the property following commencement of commercial production or written off if the property is sold, allowed to lapse, abandoned, or determined by management to be impaired.

NORTHERN CANADIAN MINERALS INC.

(Formerly American Nevada Gold Corp.)

(An Exploration Stage Company)

Notes to Financial Statements, page 2

For the six months ended June 30, 2005 and 2004

(Unaudited - Prepared by Management)

2.

Significant accounting policies (continued)

(e)

Interest in unproven mineral properties (continued)

Acquisition costs include the cash consideration and the fair market value of common shares issued for the option to earn an interest in unproven mineral properties.  An option acquired under an option agreement or by joint venture, where payments are made at the sole discretion of the Company, is recorded in the accounts at the time of payment.

On an on-going basis, management evaluates the status of the Company's mineral property interests based on results to date by undertaking geological consulting and reviewing geological reports and findings, to determine the nature of exploration and development work that is warranted in the future.  If there is little prospect of further work on the property being carried out, the deferred costs related to that property are written down to their estimated recoverable amount. The Company has relied on a geological report carried out on these properties which concluded that these properties are of merit and recommended that additional exploration work be carried out.

The amounts shown for interest in unproven mineral properties reflect costs incurred to date and are not intended to reflect present or future values.

Under Canadian Institute of Chartered Accountants ("CICA") Handbook Section 1581 and CICA Handbook section 3062, mining assets without established mineral reserves are required to be classified as intangible assets.  Intangible assets with indefinite useful lives should be tested for impairment annually, or more frequently if events or changes in circumstances indicate the asset may be impaired.

Under CICA Handbook section 3061 and Emerging Issue Committee Abstract ("EIC") 126 mining enterprises that have not established mineral reserves are not precluded from considering exploration costs to have characteristics of property, plant and equipment.  Therefore, the mining properties may initially be capitalized under CICA Handbook section

3061 property, plant and equipment.  Such assets would then be tested for impairment in accordance with the provisions of Impairment of long-lived Assets, CICA Handbook section 3063.

The Company has adopted CICA Handbook Section 1581 and 3062, and management has determined that accounting for the cost of its mining assets and the exploration of these assets does not result in a material difference to the financial statements for the six months ended June 30, 2005 and 2004.

(f)

Share issuance costs

The costs of issuing shares are applied to reduce the stated value of such shares.

NORTHERN CANADIAN MINERALS INC.

(Formerly American Nevada Gold Corp.)

(An Exploration Stage Company)

Notes to Financial Statements, page 2

For the six months ended June 30, 2005 and 2004

(Unaudited - Prepared by Management)

2.

Significant accounting policies (continued)

(g)

Earnings (Loss) per share

Earnings (Loss) per share figures are calculated based upon net loss attributable to common shareholders using the weighted average number of common shares outstanding during the period.

The Company follows the treasury stock method for calculating diluted earnings (loss) per share. This method assumes that any proceeds obtained upon exercise of options or warrants would be used to purchase common shares at average market price during the period.

The options and warrants outstanding have an anti-dilutive effect on earnings (loss) per share. For the periods presented, basic and diluted earnings (loss) per share are equal.

The comparative loss per share figures have been restated to reflect the 5:1 share consolidation as described in Note 5(b).

(h)

Stock based compensation

The Company has a stock-based compensation plan, which is described in note 5(e).  Effective January 1, 2002, the Company applied the fair value based method of accounting prescribed by CICA Handbook Section 3870, Stock-based Compensation and Other Stock-based Payments, only to employee stock appreciation rights, and applied the settlement method of accounting to employee stock options. Under the settlement method, any consideration paid by employees on the exercise of stock options or purchase of stock is credited to share capital and no compensation expense was recognized.

The CICA Accounting Standards Board has amended CICA Handbook Section 3870 - Stock-based Compensation and Other Stock-based Payments - to require entities to account for employee stock options using the fair value based method, beginning January 1, 2004.  Under the fair value based method, compensation cost is measured at fair value at the date of grant and is expensed over the award's vesting period.  In accordance with one of the transitional options permitted under amended Section 3870, the Company has retroactively applied the fair value based method to all employee stock options granted or repriced on or after January 1, 2002 and has restated prior periods as displayed on the statements of operations and deficit.

NORTHERN CANADIAN MINERALS INC.

(Formerly American Nevada Gold Corp.)

(An Exploration Stage Company)

Notes to Financial Statements, page 2

For the six months ended June 30, 2005 and 2004

(Unaudited - Prepared by Management)

2.

Significant accounting policies (continued)

(i)

Asset retirement obligations

The Company has adopted recent accounting pronouncements of the CICA Handbook Section 3110, relating to the recognition and disclosure of liabilities for long lived asset retirement obligations and associated asset retirement costs. A liability for future site reclamation costs, or other obligation, would be recorded at its fair value when determinable and a corresponding increase to the asset carrying value would be amortized over the useful life of the asset. Management has reviewed the anticipated obligations and retirement costs of long lived assets for known obligations under contract, common practice, or laws and regulations in effect or anticipated. The adoption of the accounting policy has had no effect on these financial statements.

(j)

Risk management

Environmental risk

The Company is engaged in mineral exploration and development and is accordingly exposed to environmental risks associated with mineral exploration activity. The Company is currently in the initial exploration stages on its property interests and has not determined whether significant site reclamation costs will be required. The Company would only record liabilities for site reclamation when reasonably determinable and when such costs can be reliably quantified.

Interest rate and credit risk

The Company is not exposed to significant interest rate or credit risk.

3.

Equipment and leasehold improvements

June 30, 2005				December 31, 2004
	Cost	Accumulated Amortization	Net Book Value	Cost	Accumulated Amortization	Net Book Value

Computer	$ 5,509	$ 1,983	$ 3,526	$ 5,509	$ 1,367	$ 4,142
Furniture	1,772	44	1,728	-	-	-
Leasehold improvements	2,522	70	2,452	-	-	-
	$ 9,803	$ 2,097	$ 7,706	$ 5,509	$ 1,367	$ 4,142

NORTHERN CANADIAN MINERALS INC.

(Formerly American Nevada Gold Corp.)

(An Exploration Stage Company)

Notes to Financial Statements, page 2

For the six months ended June 30, 2005 and 2004

(Unaudited - Prepared by Management)

4.

Interest in unproven mineral properties

A summary of interest in unproven mineral properties and deferred exploration is as follows:

	Uranium Properties	Pamlico	Gold Bar	Total
Acquisition costs:
Balance, December 31, 2003 & 2004	$ -	$ 71,750	$ 71,750	$ 143,500
Acquisition costs during the period	40,000	-	-	40,000
Balance, June 30, 2005	40,000	71,750	71,750	183,500

Deferred exploration:
Balance, December 31, 2003 & 2004	-	28,250	216,450	244,700
Claim maintenance	-	-	12,750	12,750
Geological consulting	16,738	-	-	16,738
Recording fees	900	-	-	900
Staking	3,000	-	-	3,000
Total deferred exploration during the period	20,638	-	12,750	33,388
Balance, June 30, 2005	20,638	28,250	229,200	278,088
Mineral property and deferred exploration, June 30, 2005	$ 60,638	$ 100,000	$ 300,950	$ 461,588

(a)

Pamlico & Gold Bar Properties

On July 11, 2002, the Company entered into a letter of intent with American Bonanza Gold Mining Corp. ("ABG"), as amended by a letter from ABG to the Company dated July 25, 2002 (collectively, the "Letter of Intent"). The Letter of Intent required the parties to enter into a formal option agreement which allows the Company to earn a 50% interest in ABG's Pamlico and Gold Bar properties (the "Properties").

Pursuant to the Letter of Intent, on September 27, 2002, the Company entered into an Option Agreement with Bonanza Explorations Inc. ("Bonanza"), a wholly owned subsidiary of ABG, whereby the Company has been granted the sole and exclusive option (the "Option") to earn a 50% interest in the Properties subject to the following terms:

NORTHERN CANADIAN MINERALS INC.

(Formerly American Nevada Gold Corp.)

(An Exploration Stage Company)

Notes to Financial Statements, page 2

For the six months ended June 30, 2005 and 2004

(Unaudited - Prepared by Management)

4.

Interest in unproven mineral properties (continued)

(a)

Pamlico & Gold Bar Properties (continued)

(i) Consideration is comprised of $100,000 which was to be paid on or before 60 days from the effective date of the Letter of o

f    Intent, with extensions granted at 30-day increments for a payment of $7,500 for each 30 day period to a maximum period of

    120 days or $15,000 thereafter the Joint Venture Agreement and terms thereof shall terminate.

    The Company paid Bonanza $107,500, in accordance with the terms above.

(ii) The Company will earn up to a 50% interest in the Properties over a period of three years as follows:

1)

The Company will have earned and be entitled to a 5% interest in the Properties upon the expenditure of not less than $500,000 (paid) and the issuance of 300,000 (issued) pre-consolidation shares to Bonanza in the first year of the Option Agreement.

2)

In the second year, the Company will have earned and be entitled to an additional 20% interest in the Properties upon the expenditure of not less than $1,100,000 and the issuance of pre-consolidation 250,000 shares to Bonanza.

3)

The Company will earn the remaining 25% interest in the Properties in the third year of the Option Agreement upon the expenditure of not less than $2,000,000 and the issuance of 250,000 pre-consolidation shares to Bonanza.

During the year ended December 31, 2003, the Company made an election to participate in the Gold Bar and Pamlico properties on a 5% basis with Bonanza and Bonanza will retain a 95% interest in the Properties.

Properties

Pamlico

The Pamlico property is located in Mineral County, 15 kilometres from Hawthorne, Nevada. Pamlico was subject to a cash payment of US$25,000 due in 2001 which was deferred and paid in June 2002. In 2002, a cash payment of US$150,000 was made. In November 2003, a cash payment of US$150,000 was made. In November 2004, a payment of US$100,000 was made and the final remaining cash payment of US$425,000 was deferred until November 2005. The property is subject to a 1 percent net profits interest royalty after the final cash payment. Pamlico has no associated work commitments.

NORTHERN CANADIAN MINERALS INC.

(Formerly American Nevada Gold Corp.)

(An Exploration Stage Company)

Notes to Financial Statements, page 2

For the six months ended June 30, 2005 and 2004

(Unaudited - Prepared by Management)

4.

Interest in unproven mineral properties (continued)

(a)

Pamlico & Gold Bar Properties (continued)

During the year ended December 31, 2003, the Pamlico property was written down to a value of $100,000 being management's estimate of the recoverable amount.

Gold Bar

The Gold Bar properties are located in Eureka County, 50 kilometres northwest of Eureka, Nevada. Gold Bar is subject to a 2 percent net smelter royalty capped at US$1,000,000 on future production.

(b)

Uranium Properties

On June 15, 2005, the Company entered into an agreement with Bullion Fund Inc. ("Bullion"), pursuant to which it has acquired an undivided 90% working interest in 8 mineral claims covering 19,172 hectares located in northern Saskatchewan, 46 mineral claims covering 920 acres located in Mineral County, Nevada, and eighty mineral claims covering 1,600 acres located in Clark County, Nevada.  Under the terms of the purchase agreement, Bullion will retain an undivided 10% working interest in the claims.

As consideration for the claims, the Company will deliver the following to Bullion:

(i)

$100,000 cash payable in the following installments:

1)         $40,000 following execution of the purchase agreement;

2)         $10,000 within five days of the closing date (five days after the Exchange issues a bulletin accepting the purchase agreement for filing ("Closing Date"));

3)         $25,000 on or before the date that is three months after the Closing Date; and

4)         $25,000 on or before the date that is six months after the Closing Date.

The Company paid $40,000 during the period and $10,000 subsequent to the period as per the terms mentioned above.

(ii)

            $200,000 to be paid by the issuance of 500,000 common shares within five days of the Closing Date.

If after six months from the Exchange's acceptance of the transaction, the Company's trading price is less than $0.40 per share, the Company will make a cash payment equal to the difference between $200,000 and the value of the 500,000 shares at that time.

NORTHERN CANADIAN MINERALS INC.

(Formerly American Nevada Gold Corp.)

(An Exploration Stage Company)

Notes to Financial Statements, page 2

For the six months ended June 30, 2005 and 2004

(Unaudited - Prepared by Management)

4.

Interest in unproven mineral properties (continued)

(b)

Uranium Properties (continued)

The Company will pay a finder's fee of $30,000 or 10% of the purchase consideration to an arm's length party through the issuance of 150,000 common shares at a deemed price of $0.20 per share.

Subsequent to the period, the Company received Exchange acceptance with regard to this purchase agreement.

5.

Share capital

(a)

Authorized

100,000,000 common shares are authorized, with no par value.

(b)

Issued and outstanding

Number of Shares                   Amount

Common shares as at December 31, 2003 and 2004                 23,812,916       $     3,124,218

Consolidation on a 5:1 basis

(19,050,333

)

-

Issued pursuant to a private placement

2,500,000

375,000

Share issuance costs

-

(17,550

)

Exercise of warrants                                                                 378,333                  75,667

Balance, June 30, 2005                                                             7,640,916       $     3,557,335

During the year ended December 31, 2004, the Company restructured its share capital through a five-to-one share consolidation.

During the year ended December 31, 2004, the Company completed a non-brokered private placement of 2,500,000 units at a price of $0.15 per unit for gross proceeds of $375,000. Each unit consists of one common share and one share purchase warrant. Each share purchase warrant entitles the holder, on exercise, to purchase an additional common share of the Company at a price of $0.20 until August 27, 2005 and at a price of $0.30 until August 27, 2006. A finder's fee of $17,550 was paid on a portion of this private placement.

(b)

Escrow shares

As at June 30, 2005, the Company held 613,463 (December 31, 2004 - 901,416) common shares in escrow subject to a three-year value security escrow agreement and a six-year surplus security escrow agreement.

NORTHERN CANADIAN MINERALS INC.

(Formerly American Nevada Gold Corp.)

(An Exploration Stage Company)

Notes to Financial Statements, page 2

For the six months ended June 30, 2005 and 2004

(Unaudited - Prepared by Management)

5.

Share capital (continued)

(d)

Warrants

Each warrant entitles the holder to purchase one common share of the Company.

                                                                              Number of       Weighted average      Weighted average life

                                                               Common shares            exercise price             remaining (Years)

Balance, December 31, 2003

 13,180,241

     0.18

     0.83

Consolidation on a 5:1 basis

 (10,544,193)

     -

      -

Issued

 2,500,000

      0.20

   2.00

Expired                                            (2,636,048)                         0.18                                   -

Balance, December 31, 2004

2,500,000

      0.20

   1.65

Exercise of warrants

378,333

     0.20

       -

Balance, June 30, 2005                          2,121,667                       $  0.20                               1.17

Share purchase warrants outstanding at June 30, 2005 are as follows:

Number of Shares	Exercise Price	Expiry Date
2,121,667	Year 1 $0.20	August 27, 2005
	Year 2 $0.30	August 27, 2006

(e)

Stock options

The Company maintains a fixed stock option plan that enables management to grant options to directors, officers, employees and other service providers. Each option agreement with the grantee sets forth, among other things, the number of options granted, the exercise price and the vesting conditions of the options. A summary of the status of the options outstanding and exercisable is as follows:

                                                            Number of         Weighted average       Weighted average life
                                                    common shares              exercise price            remaining (Years)

Balance, December 31, 2003

1,140,000

       0.10

       3.94

Consolidation on a 5:1 basis

(912,000)

           (0.10)

           -

Cancelled

(2,000)

          0.15

           -

Granted                                              416,000                            0.15                                5.00

Balance, December 31, 2004

642,000

          0.15

        3.28

Cancelled                                             (8,000)                            0.15                                   -

Balance, June 30, 2005                            634,000                            0.15                                3.45

NORTHERN CANADIAN MINERALS INC.

(Formerly American Nevada Gold Corp.)

(An Exploration Stage Company)

Notes to Financial Statements, page 2

For the six months ended June 30, 2005 and 2004

(Unaudited - Prepared by Management)

5.

Share capital (continued)

(e)

Stock options (continued)

The following table summarizes the stock options outstanding at June 30, 2005:

Number outstanding at

Number exercisable at

Exercise price                     June 30, 2005              Expiry date                         June 30, 2005

$0.15

       164,000

November 19, 2007

164,000

$0.15

       60,000

February 4, 2008

60,000

$0.15

       410,000          July 13, 2009                                  377,606

                                                   634,000                                                               601,606

During the year ended December 31, 2004, the Company re-priced its existing stock options to certain employees and directors to acquire 166,000 common shares at a price of $0.50 per share and 60,000 common shares at a price of $0.55 per share, exercisable on or before November 19, 2007 and February 4, 2008 respectively, to $0.15 per share.

During the six months ended June 30, 2005, under the fair value based method, $9,815 (2004 - $2,632) in compensation expense was recorded in the statements of operations and deficit for stock options granted to directors and employees.

The fair value of share options used to calculate compensation expense has been estimated using the Black-Scholes option pricing model with the following assumptions:

2005

2004

Risk free interest rate

2.6%

5.0%

Expected dividend yield

0%

0%

Stock price volatility

98%

80%

Expected life of options

3 years

5 years

The weighted average fair value of options granted during the six months ended June 30, 2005 is $0.11 (2004 - $0.09) each.

NORTHERN CANADIAN MINERALS INC.

(Formerly American Nevada Gold Corp.)

(An Exploration Stage Company)

Notes to Financial Statements, page 2

For the six months ended June 30, 2005 and 2004

(Unaudited - Prepared by Management)

5.

Share capital (continued)

(f)

Contributed surplus

June 30,       December 31,
                                                                                                      2005

2004

Balance, beginning of period, as previously reported

$

98,895

$

    990

Adjustment to reflect change in accounting for

Stock options (note 2(h))

- Fiscal 2002

-

20,598

- Fiscal 2003

-

24,810

Balance, beginning of period, restated

98,895

46,398

Stock compensation

9,815

52,497

Balance, end of period

$      108,710

 $ 98,895

7.

Related party transactions

The Company entered into a contract November 1, 2002, for management and administrative services with a company controlled by directors. During the six months ended June 30, 2005, the Company paid or accrued $30,000 (2004 - $30,000) for management services and $6,000 (2004 - $6,000) for administrative services in accordance with the agreement. The agreement may be cancelled by either party upon 30 days written notice.

During the six months ended June 30, 2005, the Company paid $8,382 (2004 - $nil) for rent to a company controlled by a spouse of a director of the Company.

During the six months ended June 30, 2005, the Company paid $nil (2004 - $4,836) for rent to a company having a director in common.

These transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

Amounts becoming due to or due from related parties in the normal course of operations are non-interest bearing, unsecured and without terms of repayment.

NORTHERN CANADIAN MINERALS INC.

(Formerly American Nevada Gold Corp.)

MANAGEMENT DISCUSSION AND ANALYSIS

For the six months ended June 30, 2005 and 2004

NORTHERN CANADIAN MINERALS INC.

(Formerly American Nevada Gold Corp.)

Management Discussion & Analysis

For the six months ended June 30, 2005 and 2004

1.1

Date

This Management Discussion and Analysis (“MD&A”) of Northern Canadian Minerals Inc. (the “Company”) has been prepared by management as of August 22, 2005 and should be read in conjunction with the unaudited interim financial statements and related notes thereto of the Company for the six months ended June 30, 2005 and 2004 and the audited financial statements and related notes thereto of the Company, as at and for the years ended December 31, 2004 and 2003, which were prepared in accordance with Canadian generally accepted accounting principles.

This MD&A may contain forward-looking statements in respect of various matters including upcoming events. The results or events predicted in these forward-looking statements may differ materially from actual results or events. The Company disclaims any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Historical results of operations and trends that may be inferred from the following discussions and analysis may not necessarily indicate future results from operations.

1.2

Over-all Performance

The Company is incorporated under the laws of British Columbia and is in the business of acquiring and exploring mineral resource properties.

During the year ended December 31, 2004, the Company changed its name from American Nevada Gold Corp. to Northern Canadian Minerals Inc. and consolidated its share capital on the basis of five (5) old shares for one (1) new share.

As at the date hereof, the Company has mining interests in 3 properties, the Uranium Properties located in Northern Saskatchewan and Nevada and the Pamlico & Gold Bar properties located in the state of Nevada as follows:

1.

Uranium Properties:

On June 15, 2005, the Company entered into an agreement with Bullion Fund Inc. ("Bullion"), an Alberta corporation, acting as agent for certain legal and beneficial owners, pursuant to which it has acquired an undivided 90% working interest in and to eight mineral claims (the Snowshoe, Harrison Peninsula and Pow Bay claims) covering 19,172 hectares located in and around the Athabasca basin in Saskatchewan, twenty-six 20 acre claims (the "Carol R Mine Claims") and twenty 20 acre claims (the "Holiday Mine Claims") all located in Mineral County, Nevada, and eighty 20 acre claims (the "Green Monster Mine Claims") located in Clark County, Nevada (the Carol R Mine Claims, Holiday Mine Claims and Green Monster Mine Claims collectively referred to as the "Nevada Properties").  Under the terms of the purchase agreement, Bullion will retain an undivided 10% working interest in and to the claims which will be "carried" in all respects through the completion of a feasibility study (as that term is defined in National Instrument 43-101) and a public announcement by the owners that they intend to place the claims into commercial production.

NORTHERN CANADIAN MINERALS INC.

(Formerly American Nevada Gold Corp.)

Management Discussion & Analysis

For the six months ended June 30, 2005 and 2004

As consideration for the claims, the Company will deliver the following to Bullion:

(a)

$100,000 cash payable in the following installments:

(i)

$40,000 following execution of the purchase agreement (paid);

(ii)

$10,000 within five days of the Closing Date (paid subsequent to the period);

(iii)

$25,000 on or before the date that is three months after the Closing Date; and

(iv)

$25,000 on or before the date that is six months after the Closing Date.

(b)

$200,000 to be paid by the issuance of 500,000 common shares (the "Consideration Shares") in the capital of the Company within five days of the Closing Date.

The purchase agreement contains an adjustment provision to the purchase price in the event that the weighted average trading price of the Company's common shares as traded over the TSX Venture Exchange (the "Exchange') over the two week period immediately proceeding the six month anniversary (the "Six Month Anniversary") of the date the Exchange accepts the transaction (the "Deemed Price") is less than $0.40 per share, such that based on the Deemed Price, if the deemed value of the Consideration Shares is less than $200,000, the Company will pay Bullion in cash within five days of the Six Month Anniversary a sum equal to the difference between the deemed value of the Consideration Shares and $200,000.

The parties have agreed to negotiate in good faith to enter into a joint venture agreement in respect of the claims no later than six months after the Closing Date. The Closing Date is to be five days after the Exchange issues a bulletin accepting the purchase agreement for filing.

The Company will pay a finder's fee to Mr. Marek Kreczmer equal to 10% of the purchase consideration upon closing of the transaction.  The $30,000 fee will be satisfied by the issuance of 150,000 common shares in the capital of the Company at a deemed price of $0.20 per share.  All securities issued pursuant to this transaction will be subject to a 4 month hold period.

Saskatchewan Properties

The Snowshoe, Harrison Peninsula and Pow Bay mineral claims are located on Wollaston Lake in northern Saskatchewan at the eastern extremity of the Athabasca Basin which is the source of 32% of current world production of uranium.  The Company has staked two additional claims in the area of mutual interest which will be included in the property package (the Saskatchewan properties collectively referred to as the "Athabasca Properties").

The Athabasca Properties cover 22,162 hectares adjoining property held by Cameco Corp. which covers five economic deposits of uranium, four of which are past producers ( Rabbit Lake mine and Collins Bay A, B and D) and one that is in current production (Eagle Point mine). These deposits are related to the unconformity at the base of the Athabasca Group formations where it is disrupted by thrust faulting.

NORTHERN CANADIAN MINERALS INC.

(Formerly American Nevada Gold Corp.)

Management Discussion & Analysis

For the six months ended June 30, 2005 and 2004

The main fault structure, the Collins Bay Fault, controlling the known deposits on Cameco ground projects on to the Athabasca Properties. The Company believes it is this feature that makes the Company's ground highly prospective for economic deposits of uranium.

The Collins Bay Fault is the main controlling structure for four economically significant uranium deposits, the Collins Bay A, B and D deposits, and Eagle Point mine.

The Collins Bay A deposit occurs on the Athabasca unconformity. It has been mined out by open pit methods and has produced 169 million pounds of uranium ("U3O8") (current gross value about $ 5 billion) from ore grading 5.68%U3O8.

The Eagle Point mine lies entirely within basement rocks beneath a now-eroded Athabasca unconformity. Uranium ore with simple mineralogy occurs within numerous vein structures in the hanging wall of the main fault. They occur to at least 460 metres below the Athabasca unconformity. Ore with an average grade of about 1.53% U3O8 is being mined by underground methods. Production to date plus current reserve/resources is in the order of 64 million pounds of U3O8.

The southeast end of the Snowshoe block is 7 km northeast of the producing Eagle Point uranium mine; the Harrison Peninsula claim is 5 km east of the Eagle Point mine and the Pow Bay claim is 5 km ENE of the formerly producing Rabbit Lake mine.

The Pow Bay claim lies partially on the easterly projection of the Rabbit Lake Fault which is one of the controlling structures at the now mined out Rabbit Lake mine. The Rabbit Lake mine produced 41 million pounds of U3 O8 from ore grading 0.27 %U3 O8; the ore was hosted by basement rocks between 0 and 200 metres below the Athabasca unconformity.

Nevada Properties

The Nevada Properties are comprised of three uranium project areas in south western Nevada. All three areas have highly anomalous uranium concentrations in grab samples.

Holiday Mine Claims, Mineral County

An albitatite dike intrudes into a quartz monzonite stock. The contact between these two rock types is faulted and hosts the radioactive mineralization.  Selected grab samples contain up to 0.22% U3 O8 and 0.85% ThO2 .

Green Monster Mine Claims, Clark County

This is a primarily lead-zinc mine with highly anomalous uranium content. A 5 ton bulk sample contain 1.09 % U3 O8 was collected in 1951. Individual samples contain as much as 10.5 % U3 O8 .

Carol R Mine Claims, Mineral County

Selected uranium samples contain as much as 0.94% U3 O8.  The uranium mineralization is located along the metasedimentary/felsic intrusive contact.

NORTHERN CANADIAN MINERALS INC.

(Formerly American Nevada Gold Corp.)

Management Discussion & Analysis

For the six months ended June 30, 2005 and 2004

1.

Pamlico & Gold Bar Properties:

On July 11, 2002, the Company entered into a letter of intent with American Bonanza Gold Mining Corp. (“ABG”), as amended by a letter from ABG to the Company dated July 25, 2002 (collectively, the “Letter of Intent”). The Letter of Intent required the parties to enter into a formal option agreement which allows the Company to earn a 50% interest in ABG’s Pamlico and Gold Bar properties (the “Properties”).

Pursuant to the Letter of Intent, on September 27, 2002, the Company entered into an Option Agreement with Bonanza Explorations Inc. (“Bonanza”), a wholly owned subsidiary of ABG, whereby the Company has been granted the sole and exclusive option (the “Option”) to earn a 50% interest in the Properties subject to the following terms:

(i)

Consideration is comprised of $100,000 which was to be paid on or before 60 days from the effective date of the Letter of Intent, with extensions granted at 30-day increments for a payment of $7,500 for each 30 day period to a maximum period of 120 days or $15,000 thereafter the Joint Venture Agreement and terms thereof shall terminate.

The Company paid Bonanza $107,500, in accordance with the terms above.

(ii)

The Company will earn up to a 50% interest in the Properties over a period of three years as follows:

1)

The Company will have earned and be entitled to a 5% interest in the Properties upon the expenditure of not less than $500,000 (paid) and the issuance of 300,000 (issued) pre-consolidation shares to Bonanza in the first year of the Option Agreement.

2)

In the second year, the Company will have earned and be entitled to an additional 20% interest in the Properties upon the expenditure of not less than $1,100,000 and the issuance of pre-consolidation 250,000 shares to Bonanza.

3)

The Company will earn the remaining 25% interest in the Properties in the third year of the Option Agreement upon the expenditure of not less than $2,000,000 and the issuance of 250,000 pre-consolidation shares to Bonanza.

During the year ended December 31, 2003, the Company made an election to participate in the Properties on a 5% interest basis. Bonanza will retain a 95% interest in the Properties. A joint venture (the “Joint Venture”) is deemed to have been formed and all exploration expenditures relating to the Joint Venture will now be borne by both the Company and Bonanza on a pro rata basis. Bonanza will act as the operator of the Joint Venture.

Should the Company not continue to fund its pro rata share of costs incurred on the Properties on a go-forward basis, the Company’s interest shall automatically be converted into a 3% Net Profits Interest Royalty.

NORTHERN CANADIAN MINERALS INC.

(Formerly American Nevada Gold Corp.)

Management Discussion & Analysis

For the six months ended June 30, 2005 and 2004

Pamlico

The Pamlico property is located in Mineral County, 15 kilometres from Hawthorne, Nevada. Pamlico was subject to a cash payment of US$25,000 due in 2001 which was deferred and paid in June 2002. In 2002, a cash payment of US$150,000 was made. In November 2003, a cash payment of US$150,000 was made. In November 2004, a payment of US$100,000 was made and the final remaining cash payment of US$425,000 was deferred until November 2005. The property is subject to a 1 percent net profits interest royalty after the final cash payment. Pamlico has no associated work commitments.

During the year ended December 31, 2003, the Pamlico property was written down to a value of $100,000 being management’s estimate of the recoverable amount.

Gold Bar

The Gold Bar properties are located in Eureka County, 50 kilometres northwest of Eureka, Nevada. Gold Bar is subject to a 2 percent net smelter royalty capped at US$1,000,000 on future production.

1.3

Selected Annual Information

Not applicable.

1.4

Results of Operations

During the six months ended June 30, 2005, the Company incurred a loss of $121,314 or $0.02 per share as compared to a loss of $69,141 or $0.00 per share during the six months ended June 30, 2004, an increase in loss of $52,173. The increase in loss was primarily attributable to various costs incurred in connection with the acquisition of resource properties.

The Company incurred exploration expenses of $33,388 (2004 – $nil) during the six months ended June 30, 2005.

1.5

Summary of Quarterly Results

The following is a summary of certain consolidated financial information concerning the Company for each of the last eight reported quarters:

NORTHERN CANADIAN MINERALS INC.

(Formerly American Nevada Gold Corp.)

Management Discussion & Analysis

For the six months ended June 30, 2005 and 2004

Quarter ended	Total Revenues	Income (Loss)	Income (Loss) per share
June 30, 2005	$ 289	$ (69,704)	$ (0.01)
March 31, 2005	319	(51,610)	(0.01)
December 31, 2004	405	(93,997)	(0.01)
September 30, 2004	150	(64,533)	(0.00)
June 30, 2004	1	(32,534)	(0.00)
March 31, 2004	30	(36,201)	(0.00)
December 31, 2003	133	(316,217)	(0.01)
September 30, 2003	334	(41,231)	(0.00)

Over the past eight fiscal quarters there have been no significant trends.

1.6/1.7

Liquidity and Capital Resources

The Company reported working capital of $82,084 at June 30, 2005 compared to working capital of $194,868 at December 31, 2004, representing a decrease in working capital by $112,784.

As at June 30, 2005, the Company had net cash on hand of $110,512 compared to $200,301 at December 31, 2004, a decrease in cash by $89,789. This decrease in cash resulted from net outflows of cash utilized for operations of $87,774, acquisition of interest in resource properties of $40,000, exploration expenditures of $33,338 and purchase of equipment and leasehold improvements of $4,294 offset by a net inflow of cash of $75,667 from shares issuance on exercise of warrants.

Current assets excluding cash at June 30, 2005 consist of goods and services taxes recoverable of $5,055 and prepaid expenses of $3,034.

Current liabilities as at June 30, 2005 consist of accounts payable and accrued liabilities of $36,517.

Financing for the Company operations was primarily through equity financings. The other sources of funds potentially available to the Company are through the exercise of 634,000 outstanding stock options at a price or $0.15 per share which expire between November 19, 2007 and July 13, 2009 and the exercise of 2,121,667 outstanding share purchase warrants at a price of $0.20 per share until August 27, 2005 and at a price of $0.30 per share thereafter expiring August 27, 2006. There can be no assurance, whatsoever, that any of these outstanding exercisable securities will be exercised.

The Company has and may continue to have capital requirements in excess of its currently available resources.  In the event the Company’s plans change, its assumptions change or prove inaccurate, or its capital resources in addition to projected cash flow, if any, prove to be insufficient to fund operations, the Company may be required to seek additional financing.  Although the Company has been

NORTHERN CANADIAN MINERALS INC.

(Formerly American Nevada Gold Corp.)

Management Discussion & Analysis

For the six months ended June 30, 2005 and 2004

successful in raising the above funds, there can be no assurance that the Company will have sufficient financing to meet its future capital requirements or that additional financing will be available on terms acceptable to the Company in the future.  The Company has not had a history of operations or earnings and the overall success of the Company will be affected by its current or future business activities. The Company is now in the process of exploring its mineral properties and has not yet determined whether these properties contain mineral deposits that are economically recoverable. The continued operations of the Company and the recoverability of the expenditures incurred to earn an interest in these mineral properties are dependent upon the existence of economically recoverable reserves, securing and maintaining title and beneficial interest in the properties, obtaining necessary financing to explore and develop the properties, and upon future profitable production or proceeds from disposition of the mineral properties.

1.8

      Off-Balance Sheet Arrangements

The Company does not utilize off-balance sheet arrangements.

1.9

Transactions with Related Parties

The Company entered into a contract November 1, 2002, for management and administrative services with a company controlled by directors. During the six months ended June 30, 2005, the Company paid or accrued $30,000 (2004 – $30,000) for management services and $6,000 (2004 – $6,000) for administrative services in accordance with the agreement. The agreement may be cancelled by either party upon 30 days written notice.

During the six months ended June 30, 2005, the Company paid $8,382 (2004 - $nil) for rent to a company controlled by a spouse of a director of the Company.

During the six months ended June 30, 2005, the Company paid $nil (2004 – $4,836) for rent to a company having a director in common.

These transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

Amounts becoming due to or due from related parties in the normal course of operations are non-interest bearing, unsecured and without terms of repayment.

1.10

         Subsequent Events

Subsequent to the period, the Company received Exchange approval on the purchase agreement with Bullion in connection with the acquisition of the uranium properties. See Item 1.2 Overall Performance for full details on the property.

1.11       Proposed Transactions

No disclosure necessary.

NORTHERN CANADIAN MINERALS INC.

(Formerly American Nevada Gold Corp.)

Management Discussion & Analysis

For the six months ended June 30, 2005 and 2004

1.12      Critical Accounting Estimates

Not applicable.

1.13     Changes in Accounting Policies including Initial Adoption

1.

Stock based compensation

Effective January 1, 2002, the Company applied the fair value based method of accounting prescribed by CICA Handbook Section 3870, Stock-based Compensation and Other Stock-based Payments, only to employee stock appreciation rights, and applied the settlement method of accounting to employee stock options. Under the settlement method, any consideration paid by employees on the exercise of stock options or purchase of stock is credited to share capital and no compensation expense was recognized.

The CICA Accounting Standards Board has amended CICA Handbook Section 3870 – Stock-based Compensation and Other Stock-based Payments – to require entities to account for employee stock options using the fair value based method, beginning January 1, 2004.  Under the fair value based method, compensation cost is measured at fair value at the date of grant and is expensed over the award’s vesting period.  In accordance with one of the transitional options permitted under amended Section 3870, the Company has retroactively applied the fair value based method to all employee stock options granted or repriced on or after January 1, 2002 as displayed on the statements of operations and deficit.

2.

Asset retirement obligations

The Company has adopted recent accounting pronouncements of the CICA Handbook Section 3110, relating to the recognition and disclosure of liabilities for long lived asset retirement obligations and associated asset retirement costs. A liability for future site reclamation costs, or other obligation, would be recorded at its fair value when determinable and a corresponding increase to the asset carrying value would be amortized over the useful life of the asset. Management has reviewed the anticipated obligations and retirement costs of long lived assets for known obligations under contract, common practice, or laws and regulations in effect or anticipated. The adoption of the accounting policy has had no effect on the Company’s financial statements during the six months ended June 30, 2005 and 2004.

1.14    Financial Instruments and Other Instruments

1.

Fair value of financial instruments

The carrying amounts of cash, goods and services tax recoverable, and accounts payable and accrued liabilities approximate their fair value due to the short-term maturity of these instruments.

Net smelter royalties are derivative instruments, the fair value of which are undeterminable until proven resource reserves have been established.

NORTHERN CANADIAN MINERALS INC.

(Formerly American Nevada Gold Corp.)

Management Discussion & Analysis

For the six months ended June 30, 2005 and 2004

2.

Risk management

(a)

Environmental risk

The Company is engaged in mineral exploration and development and is accordingly exposed to environmental risks associated with mineral exploration activity. The Company is currently in the initial exploration stages on its property interests and has not determined whether significant site reclamation costs will be required. The Company would only record liabilities for site reclamation when reasonably determinable and when such costs can be reliably quantified.

(b)

Interest rate and credit risk

The Company is not exposed to significant interest rate or credit risk.

1.15     Other Requirements

Additional disclosures pertaining to the Company’s technical report, management information circulars, material change reports, press releases and other information are available on the SEDAR website at www.sedar.com.

On behalf of the Board of Directors, thank you for your continued support.

“Peeyush K. Varshney”

Peeyush K. Varshney

CFO and Secretary

August 22, 2005